Exhibit 99.1

PARCELPAL TECHNOLOGY INC.

CONDENSED INTERIM FINANCIAL STATEMENTS
(Unaudited - expressed in Canadian Dollars)
For the Nine Months Ended September 30, 2020 and 2019

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements have been prepared by and are the responsibility of the management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of condensed interim financial statements by an entity’s auditor.

ParcelPal Technology Inc.
Condensed Interim Statements Financial Position
For the Three and Nine Months Ended September 30, 2020 and 2019
(Unaudited - expressed in Canadian Dollars)

	Notes	September 30, 2020 $	December 31, 2019 $ (Restated)
ASSETS
Current assets
Cash		19,271	295,593
Accounts receivable	3	393,273	745,002
Subscriptions receivable	6	14,225	72,875
Prepaid expenses		19,795	3,019
Loan receivable	4	5,266	1,874
		451,830	1,118,363

Right-of-use assets	5	274,742	210,257

Total assets		726,572	1,328,620

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	7	916,101	589,257
Convertible Note	10	948,388	-
Sales tax payable		231,165	102,597
Lease obligations - current	9	158,772	196,957
		2,254,426	888,811

Lease obligations	9	132,993	5,841

Total liabilities		2,387,419	894,652

SHAREHOLDERS’ (DEFICIT) EQUITY
Share capital	6	10,170,409	9,367,691
Subscriptions received in advance		10,240	100,240
Contributed surplus		3,030,794	3,020,617
Deficit		(14,872,290)	(12,054,580)
Total shareholders’ (deficit) equity		(1,660,847)	433,968

Total liabilities and shareholders’ equity		726,572	1,328,620

Nature of operations and going concern (Note 1)
Commitments (Note 9)
Subsequent events (Note 11)

Approved by the Board of Directors

            “Rich Wheeless”             Director                                                           “Brian Storseth”             Director
The accompanying notes are an integral part of these condensed interim financial statements.

ParcelPal Technology Inc.
Condensed Interim Statements of Loss and Comprehensive Loss
For the Three and Nine Months Ended September 30, 2020 and 2019
(Unaudited - expressed in Canadian Dollars)

		Three months ended September 30,		Nine Months Ended September 30,
	Notes	2020 $	2019 $ (Restated)	2020 $	2019 $ (Restated)
SALES	3	1,466,528	1,299,275	4,012,441	2,841,162

COST OF SALES		(1,427,432)	(965,816)	(3,910,809)	(2,520,245)

GROSS PROFIT		39,096	333,463	101,632	320,917

EXPENSES
Amortization	5	-	1,100	-	19,100
Consulting fees	7	39,295	114,761	446,372	567,798
Foreign exchange		(19,840)	(64)	(18,461)	7,897
Interest expense		27,242	6,712	43,940	24,870
Marketing and promotion		19,655	270,876	60,850	1,494,151
Management and director fees	7	223,542	82,800	277,542	202,800
Office and miscellaneous		369,831	261,626	942,269	731,197
Professional fees		159,976	23,634	231,192	77,630
Regulatory and filing fees		502	5,754	30,598	22,779
Salaries		265,624	124,436	687,624	295,334
Share-based compensation	6	34,827	152,895	192,514	796,884
Travel and accommodation		13,846	10,660	24,902	46,254
		(1,134,500)	(1,055,190)	(2,919,342)	(4,286,694)

Loss before other items		(1,095,404)	(721,727)	(2,817,710)	(3,965,777)

Other items:
Debt settlement		-	(5,442)	-	10,415
Interest income		-	(2,944)	-	(5,902)
		-	(8,386)	-	4,513

Loss and comprehensive loss for the period		(1,095,404)	(713,241)	(2,817,710)	(3,970,290)

Basic and diluted loss per share		(0.01)	(0.01)	(0.03)	(0.05)

Weighted average number of shares outstanding – basic and diluted		93,850,887	81,737,248	90,598,903	79,538,879
The accompanying notes are an integral part of these condensed interim financial statements.

ParcelPal Technology Inc.
Condensed Interim Statements of Changes in Shareholders’ Equity
For the Nine Months Ended September 30, 2020 and 2019
(Unaudited - expressed in Canadian Dollars)

	Number of shares	Amount $	Contributed Surplus $	Subscriptions receivable $	Subscriptions received in advance $	Deficit (Restated) $	Total (Restated) $
Balance, December 31, 2018	76,434,953	7,693,401	2,462,746	(345,140)	-	(7,444,068)	2,366,939
Shares issued pursuant to:
Warrant exercises	2,854,200	337,447	(5,407)	-	-	-	332,040
Option exercises	925,000	408,813	(184,063)	-	-	-	224,750
Debt settlement	614,447	145,414	-	-	-	-	145,414
In lieu of consulting fees	1,590,000	364,600	-	-	-	-	364,600
Subscriptions received	-	-	-	219,726	-	-	219,726
Share-based compensation	-	-	796,884	-	-	-	796,884
Net and comprehensive loss for the period	-	-	-	-	-	(3,970,290)	(3,970,290)
Balance, September 30, 2019	82,418,600	8,949,675	3,070,160	(125,414)	-	(11,414,358)	480,063

Balance, December 31, 2019	86,944,353	9,367,691	3,020,617	-	100,240	(12,054,580)	433,968
Shares issued pursuant to:
Option exercises	1,000,000	162,218	(72,218)	-	(90,000)	-	-
Convertible note	1,633,333	162,500	(110,119)	-	-	-	52,391
Debt settlement	416,667	50,000	-	-	-	-	50,000
In lieu of consulting fees	4,875,556	428,000	-	-	-	-	428,800
Share-based compensation	-	-	192,514	-	-	-	192,514
Net and comprehensive loss for the period	-	-	-	-	-	(2,817,710)	(2,817,710)
Balance, September 30, 2020	94,869,909	10,170,409	3,030,794	-	10,240	(14,872,290)	(1,660,847)
The accompanying notes are an integral part of these condensed interim financial statements.

ParcelPal Technology Inc.
Condensed Interim Statements of Cash Flows
For the Nine Months Ended September 30, 2020 and 2019
(Unaudited - expressed in Canadian Dollars)

	2020 $	2019 $ (Restated)
Operating activities
Loss for the period	(2,817,710)	(3,970,290)
Add non-cash items:
Amortization	290,925	280,634
Share-based compensation	192,514	796,884
Accrued interest	18,489	(5,785)
Shares issued in lieu of consulting fees	428,000	364,600
Loss on debt settlement	-	10,415
Changes in non-cash working capital items
Sales tax payable	128,568	(87,283)
Prepaid expenses	(16,776)	(8,443)
Accounts receivable	351,729	(96,215)
Accounts payable and accrued liabilities	373,452	216,732
Net cash flows used in operating activities	(1,050,809)	(2,498,751)

Financing activities
Convertible note	982,280	-
Exercise of options	-	224,750
Exercise of warrants	-	332,040
Lease payments	(266,443)	(227,521)
Advances of loans receivable	-	(21,000)
Subscriptions received	58,650	219,726
Net cash flows provided by financing activities	774,487	527,995

Change in cash during the period	(276,322)	(1,970,756)

Cash – beginning of the period	295,593	2,079,986

Cash – end of the period	19,271	109,230

Supplemental cash flow information:
Income taxes paid	-	-
Interest paid	25,451	18,158
The accompanying notes are an integral part of these condensed interim financial statements.

ParcelPal Technology Inc.
Notes to the Condensed Interim Financial Statements
For the Nine Months Ended September 30, 2020 and 2019
(Unaudited - expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

ParcelPal Technology Inc. (“the Company”) is currently engaged in on-demand local delivery services and the continued development of its on-demand local delivery service application (“ParcelPal”).  The Company was incorporated in Alberta on March 10, 1997.  On June 22, 2006, the Company moved its incorporation jurisdiction to British Columbia.  The Company’s shares are listed on the Canadian Securities Exchange (“CSE”) under the symbol “PKG”, on the OTCQB (over-the-counter) Market in the United States under the symbol PTNYF and on the Frankfurt Stock Exchange under the symbol “PTO”.

These condensed interim financial statements have been prepared under the assumption that the Company will continue as a going concern.  The going concern basis of presentation assumes that the Company will be able to meet its obligations and continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  Realization values may be substantially different from the carrying values as shown, and these condensed interim financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

The Company has incurred losses and negative operating cash flows since its inception. The Company will require further financing to meet its financial obligations and sustain its operations in the normal course of the business.  These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. The Company’s ability to meet its long-term business strategy depends on its ability to obtain additional equity financing and to generate operational cash flow from delivery services revenue.

On January 30, 2020, the World Health Organization declared COVID-19 a global pandemic. This contagious disease outbreak and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, leading to an economic downturn. The pandemic could continue to have a negative impact on the stock market, including trading prices of the Company’s shares and its ability to raise new capital.

2.	BASIS OF PRESENTATION (Restatement)

These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS as issued by IASB.

The Company uses the same accounting policies and methods of computation as in financial statements for the year ended December 31, 2019. These condensed interim financial statements were approved by the board of directors for use on November 30, 2020.

Restatement of previously reported financial statements

The Company has determined that its initial application of IFRS 16 Leases was incorrect and resulted in a material misstatement. The Company previously discounted lease payments using the interest rate implicit in the lease to determine the lease liabilities and right-of-use assets. In determining the present value of the lease payments the Company also included non-refundable sales tax as part of the lease payments and residual value guarantees. The Company has determined this was not the appropriate method to determine the present value of the lease payments and has therefore revalued its lease liabilities and right-of-use assets using the Company’s discount rate at the time of the lease and has excluded sales tax from the present value calculation and residual value guarantees based on an expected value of the right-of-use assets. The Company has used an incremental borrowing rate with a range of 6.88% to 9.75% and an average rate of 8.29% to calculate the present value of the lease payments.  The change in measurement has resulted in changes to the right-of-use asset balances at initial measurement, the lease liability balances at initial measurement and depreciation and interest amounts over the fiscal periods being restated.
The accompanying notes are an integral part of these condensed interim financial statements.

ParcelPal Technology Inc.
Notes to the Condensed Interim Financial Statements
For the Nine Months Ended September 30, 2020 and 2019
(Unaudited - expressed in Canadian Dollars)

In addition to the re-measurement of the lease liabilities and right-of-use assets the Company determined that the amortization expense related to the vehicle leases should be included as cost of sales and not as an operating expense.

The following table summarizes the effect of the adjustment described above on the Company’s statement of financial position:

As at December 31, 2019
	Previously reported $	Adjustment $	Restated $
Right-of-use asset	182,730	27,527	210,257
Total assets	1,301,093	27,527	1,328,620

Lease obligations - current	207,520	(10,563)	196,957
Lease obligations	11,581	(5,740)	5,841
Total liabilities	910,955	(16,303)	894,652

Deficit	(12,098,410)	43,830	(12,054,580)
Total shareholders’ equity	390,138	43,830	433,968
The accompanying notes are an integral part of these condensed interim financial statements.

ParcelPal Technology Inc.
Notes to the Condensed Interim Financial Statements
For the Nine Months Ended September 30, 2020 and 2019
(Unaudited - expressed in Canadian Dollars)

The following table summarizes the effect of the adjustment described above on the Company’s statement of loss and comprehensive loss:

For the nine months ended September 30, 2019
	Previously reported $	Adjustment $	Restated $
Cost of Sales	(2,258,711)	(261,534)	(2,520,245)
Gross margin	582,451	(261,534)	320,917

Amortization	368,779	(349,679)	19,100
Interest	95,368	(70,498)	24,870
Office and miscellaneous	713,067	18,130	731,197
Operating expense	4,688,741	(402,047)	4,286,694

Net loss	(4,110,803)	140,513	(3,970,290)

For the three months ended September 30, 2019
	Previously reported $	Adjustment $	Restated $
Cost of Sales	(877,676)	(88,136)	(965,812)
Gross margin	421,599	(88,136)	333,463

Amortization	118,940	(117,840)	1,100
Interest	29,936	(23,224)	6,712
Office and miscellaneous	255,273	6,353	261,626
Operating expenses	1,189,901	(134,711)	1,055,190

Net Loss	(759,916)	46,575	(713,341)
The accompanying notes are an integral part of these condensed interim financial statements.

ParcelPal Technology Inc.
Notes to the Condensed Interim Financial Statements
For the Nine Months Ended September 30, 2020 and 2019
(Unaudited - expressed in Canadian Dollars)

The following table summarizes the effect of the adjustment described above on the Company’s statement of cash flows:

For the nine months ended September 30, 2019
	Previously reported $	Adjustment $	Restated $
Loss for the period	(4,110,803)	140,513	(3,970,290)
Amortization	368,779	(88,145)	280,634
Net cash flows used in operating activities	(2,551,119)	52,368	(2,498,751)

Payment of lease obligation	(175,153)	12,574	(227,521)
Net cash flows provided by financing activities	580,363	12,574	527,995

3.	ACCOUNTS RECEIVABLE

	September 30, 2020 $	December 31, 2019 $
Accounts receivable	393,273	745,002

As at September 30, 2020 all of the Company’s accounts receivable are current, and accordingly no provision for doubtful accounts, was made.

One customer accounted for 91% of accounts receivable at September 30, 2020 (2019 – 97% of accounts receivable) and 96% (2019 – 100%) of total revenues during the three months ended September 30, 2020.

4.	LOAN RECEIVABLE (Restatement)

On July 29, 2018 the Company entered into a loan agreement with a company related to a director, whereby the Company advanced $60,000 to the vendor. On March 20, 2019, the Company advanced an additional $21,000 to the vendor. The loan is unsecured, bears interest at 10% per annum and is due on demand. During the year ended December 31, 2019 $89,374 of the loan was repaid and as at September 30, 2020 $5,266 remains outstanding.

The accompanying notes are an integral part of these condensed interim financial statements.

ParcelPal Technology Inc.
Notes to the Condensed Interim Financial Statements
For the Nine Months Ended September 30, 2020 and 2019
(Unaudited - expressed in Canadian Dollars)

5.	RIGHT-OF-USE ASSETS

Right-of-use assets consists of leased vehicles carried at cost less accumulated depreciation. The Company’s vehicles as at September 30, 2020 and December 31, 2019 are as follows:

Vehicles $
Cost
Balance, December 31, 2018 and 2019	894,046
Additions	358,423
Disposal	(3,013)
Balance, September 30, 2020	1,249,456

Accumulated amortization
Balance, December 31, 2018	334,121
Amortization	349,668
Balance, December 31, 2019	683,789
Amortization	290,925
Balance, September 30, 2020	974,714

Net Book Value
Balance, December 31, 2019	210,257
Balance, September 30, 2020	274,742

During the nine months ended September 30, 2020 the Company included $290,925 (2019 - $261,534) of amortization in cost of sales. During the nine months ended September 30, 2020 the Company transferred a vehicle lease to a former employee and wrote off the lease obligation and right-of-use asset.

6.	SHARE CAPITAL

Common Shares

Authorized:

The authorized capital of the Company consists of an unlimited number of common shares without par value.

Issued:

During the period ended September 30, 2020:
a.	On January 14, 2020 the Company issued 600,000 common shares in lieu of fees for consulting services. The shares were fair valued at $20,000
b.	On February 11, 2020 the Company issued 416,667 commons shares to settle debt of $50,000. The shares were fair valued at $50,000 and no gain or loss on debt settlement was recorded.
c.	On March 23, 2020 the Company issued 205,556 common shares in lieu of fees to a consultant of the Company. The shares were fair valued at $18,500.
d.	On May 29, 2020, the Company issued 600,000 shares to a vendor as consideration for a note issued by the Company, the shares were fair valued at $60,000
e.	On June 9, 2020, the Company issued 270,000 in lieu of fees, the shares were fair valued at $27,000
The accompanying notes are an integral part of these condensed interim financial statements.

ParcelPal Technology Inc.
Notes to the Condensed Interim Financial Statements
For the Nine Months Ended September 30, 2020 and 2019
(Unaudited - expressed in Canadian Dollars)

f.	On June 11, 2020, the Company issued 1,200,000 common shares to settle and terminate a business advisory agreement, the shares were fair valued at $120,000
g.	On June 24, 2020, the Company issued 600,000 common shares in lieu of fees for consulting services. The shares were fair valued at $60,000.
h.	On June 29, 2020, the Company issued 300,000 shares to a vendor as consideration for a note issued by the Company, the shares were fair valued at $30,000
i.	By June 30, 2020, the Company received $58,650 of subscription receivable.
j.	On July 3, 2020, the Company issued 1,000,000 common shares fair valued at $95,000 for management fees.
k.	On July 15, 2020, the Company issued 500,000 common shares fair valued at $47,500 for management fees.
l.	On August 27, 2020 the Company issued 583,333 common shares to settle $35,000 USD of convertible debt
m.	On September 15, 2020 the Company issued 500,000 common shares fair valued at $40,000 for management fees
n.	On September 29, 2020, the Company issued 150,000 incentive shares valued at $11,250 pursuant to the issuance of an additional convertible note.

Stock Options

The Company has adopted an incentive stock option plan, which enables the Board of Directors of the Company from time to time, at its discretion, and in accordance with the CSE requirements to, grant to directors, officers, employees and consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 20% of the Company’s issued and outstanding common shares. Each stock option permits the holder to purchase one share at the stated exercise price. The options vest at the discretion of the Board of Directors.
The accompanying notes are an integral part of these condensed interim financial statements.

ParcelPal Technology Inc.
Notes to the Condensed Interim Financial Statements
For the Nine Months Ended September 30, 2020 and 2019
(Unaudited - expressed in Canadian Dollars)

The following is a summary of the Company’s stock option activity:
	Number of Options #	Weighted Average Exercise Price $
Balance, December 31, 2018	10,829,000	0.24

Granted	3,400,000	0.15
Exercised	(1,275,000)	0.20
Expired	(655,000)	0.24
Forfeited	(1,925,000)	0.24
Balance, December 31, 2019	10,374,000	0.22

Granted	3,987,222	0.10
Exercised	(1,000,000)	0.09
Expired	(200,000)	0.17
Forfeited	(5,661,222)	0.20
Balance, September 30, 2020	7,700,000	0.17
Unvested	(250,000)	0.14

Exercisable at September 30, 2020	7,450,000	0.17

Pursuant to the exercise of stock options the Company reallocated $72,218 (2019 - $184,063) of contributed surplus to share capital.

On May 6, 2020 the Company granted 2,875,000 options to officers, directors and consultants of the Company. The options had an exercise price of $0.09, vested immediately and expire on May 6, 2025. The Company fair valued the options using the Black-Scholes option pricing model at $115,000.

On June 1, 2020 the Company granted 250,000 options to an employee of the Company, the options have an exercise price of $0.14 and expire on January 30, 2023. The options vested immediately and were fair valued at $14,251.

On July 22, 2020 the Company granted 500,000 options to consultants of the Company, the options have an exercise price of $0.09 and expire on July 22, 2025. The options vested immediately and were fair valued at $34,827 using the Black-Scholes option pricing model.
The accompanying notes are an integral part of these condensed interim financial statements.

ParcelPal Technology Inc.
Notes to the Condensed Interim Financial Statements
For the Nine Months Ended September 30, 2020 and 2019
(Unaudited - expressed in Canadian Dollars)

During the nine months ended September 30, 2020, the Company recorded share-based payments expense of $192,514 (2019 - $796,884) pursuant to the vesting of previously granted options and the granting of the above mentioned options. The Company fair values options using the Black-Scholes option pricing model using the following assumptions:

	September 30, 2020	December 31 2019
Weighted average fair value of options granted	$ 0.03	$ 0.04

Risk-free interest rate	1.51%-1.67%	1.15%-1.8%
Estimated life	1 – 5 years	5.00 years
Expected volatility	65-119%	112%-122%
Expected dividend yield	0.00%	0.00%

As at September 30, 2020 the following options were outstanding and exercisable:

Expiry Date	Exercise price $	Remaining life (years)	Options outstanding	Unvested	Vested
November 17, 2022	0.16	2.13	150,000	-	150,000
November 28, 2022	0.18	2.16	550,000	-	550,000
January 21, 2023	0.32	2.31	450,000	-	450,000
January 31, 2023	0.14	2.34	250,000	250,000	-
May 1, 2023	0.24	2.58	500,000	-	500,000
June 28, 2023	0.20	2.74	25,000	-	25,000
August 15, 2023	0.21	2.87	400,000	-	400,000
August 31, 2023	0.27	2.92	450,000	-	450,000
November 22, 2023	0.26	3.15	150,000	-	150,000
December 13, 2023	0.25	3.20	750,000	-	750,000
May 2, 2024	0.27	3.59	150,000	-	150,000
May 17, 2024	0.245	3.66	200,000	-	200,000
June 17, 2024	0.245	3.72	300,000	-	300,000
May 6, 2025	0.09	4.30	2,875,000	-	2,875,000
July 22, 2025	0.09	4.81	500,000	-	500,000
		3.66	7,700,000	250,000	7,450,000
The accompanying notes are an integral part of these condensed interim financial statements.

ParcelPal Technology Inc.
Notes to the Condensed Interim Financial Statements
For the Nine Months Ended September 30, 2020 and 2019
(Unaudited - expressed in Canadian Dollars)

Warrants

The following is a summary of the Company’s warrant activity:

	Number of Options #	Weighted Average Exercise Price $
Balance, December 31, 2018	13,877,917	0.20

Issued	2,084,476	0.15
Exercised	(2,958,600)	0.11
Expired	(891,480)	0.08
Balance, December 31, 2019	12,112,313	0.23

Expired	(8,349,350)	0.20
Balance, September 30, 2020	3,762,963	0.29

As of September 30, 2020, the following share purchase warrants were outstanding and exercisable:

Expiry Date	Number Outstanding	Exercise Price $
October 17, 2020	1,471,967	0.50
December 1, 2020	206,520	0.20
November 22, 2021	2,084,476	0.15
	3,762,963	0.29

7.	RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020 $	2019 $	2020 $	2019 $
Consulting fees	-	48,881	67,840	183,559
Management fees	223,542	82,000	277,542	202,800
Software development	-	-	28,272	-
Share-based compensation	-	-	96,000	-
	223,542	131,681	469,654	386,359

Included in accounts payable as at September 30, 2020 is $80,610 (December 31, 2019 - $64,047) owing to directors and officers. These amounts are non-interest bearing, unsecured and due on demand.
The accompanying notes are an integral part of these condensed interim financial statements.

ParcelPal Technology Inc.
Notes to the Condensed Interim Financial Statements
For the Nine Months Ended September 30, 2020 and 2019
(Unaudited - expressed in Canadian Dollars)

8.	FINANCIAL INSTRUMENTS (Restatement)

Classification of financial instruments
The Company’s financial instruments consist of cash, accounts receivable, loans receivable, accounts payable and accrued liabilities and lease obligations. The Company classifies cash, accounts receivable and loans receivable as financial assets at amortized cost. Accounts payable and lease obligations are classified as financial liabilities at amortized cost.

The Company examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, credit risk and liquidity risk. When material, these risks are reviewed and monitored by the Board of Directors.

There have been no changes in any risk management policies during the period ended September 30, 2020.

Fair value
Financial instruments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:
•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The carrying value of the Company’s financial assets and liabilities measured at amortized cost approximate their fair value due to their short term to maturity.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures.

The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk
Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s accounts receivable includes $383,510 due from one major customer. The customer is of low credit risk and none of the balance is past due. The Company’s cash is held in large Canadian financial institutions and is not exposed to significant credit risk.

Interest risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

Foreign exchange risk
The Company’s functional currency is the Canadian Dollar and major transactions are transacted in Canadian Dollars and US Dollars. The Company maintains a US Dollar bank account in Canada to support the cash needs of its operations. Management believes that the foreign exchange risk related to currency conversion is minimal and therefore does not hedge its foreign exchange risk.
The accompanying notes are an integral part of these condensed interim financial statements.

ParcelPal Technology Inc.
Notes to the Condensed Interim Financial Statements
For the Nine Months Ended September 30, 2020 and 2019
(Unaudited - expressed in Canadian Dollars)

Capital Management
The Company defines capital that it manages as its shareholders’ equity. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development of a social collaborative charting, news and communication platform for traders. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes to the Company’s approach to capital management during the nine months ended September 30, 2020.

9.	LEASE OBLIGATIONS

During the year ended December 31, 2017 the Company entered into multiple 36-month vehicle lease agreements, the Company present valued the lease payment using its incremental borrowing rate ranging from 9.48% to 9.72%. The Company recorded lease liabilities of $412,525. During the year ended December 31, 2018 the Company entered into additional vehicle lease agreements ranging from 24-36 months in term. The Company present valued the lease payments using incremental borrowing rates ranging from 6.88% to 9.75% and recorded initial lease obligations of $349,286.  During the nine months ended September 30, 2020 the Company entered into additional vehicle lease agreements ranging in term from 12-48 months in term. The Company present valued the lease payments using its incremental borrowing rate of 1.31% and recorded a lease obligation of $353,687.

The Company’s future minimum lease payments under the lease obligations as at September 30, 2020 and December 31 2019 are as follows:

	September 30, 2020 $	December 31, 2019 $
Less than 1 year	178,196	204,323
1-5 years	151,092	6,013
5 + years	-	-
Total minimum lease payments	329,288	210,336
Less: Imputed Interest	(37,523)	(7,538)
Total lease obligations	291,765	202,798
Current portion of lease obligations	(158,772)	(196,957)
Non-current portion of lease obligations	132,993	5,841

10.	CONVERTIBLE PROMISSORY NOTE

On April 14, 2020 the Company issued a convertible note for US$367,500, the Company received US$350,000 as there was $17,500 in original issue discounts. The Company also issued 600,000 incentive common shares fair valued at $60,000. The note expires on December 1, 2020 and accrues interest at 10% per annum.

On June 29, 2020 the Company issued a second convertible note for US$210,000, the Company received US$200,000 as there was a US$10,000 original issue discount. The Company also issued 300,000 incentive common shares fair valued at $30,000. The Note expires on January 15, 2021 and accrues interest at 5% per annum.

On September 29, 2020 the Company issued a third convertible note with a face value of US$525,000 (“September Note”) and there was a US$25,000 original issue discount. Under the terms of the September Note, US$150,000 was advanced to the Company at closing, and the Company issued 150,000 incentive common shares fair valued at $11,250.  The note accrues interest at 5% per annum and expires on March 29, 2021.

During the nine months ended September 30, 2020 the Company recorded $18,489 of interest expense.

The accompanying notes are an integral part of these condensed interim financial statements.